UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14F-1
INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER
FiEE, Inc.
(Exact name of registrant as specified in its charter)

Delaware	04-2621506
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Flat A1, 29/F, Block A, TML Tower, 3 Hoi Shing Road, Tsuen Wan, Hong Kong
(Address of principal executive offices) (Zip code)
852-28166813
(Registrant's telephone number, including area code)
NOTICE OF CHANGE IN MAJORITY OF THE BOARD OF DIRECTORS
NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS
REQUIRED IN CONNECTION WITH THE SCHEDULE 14F-1.
NO PROXIES ARE BEING SOLICITED.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER
REPORT OF CHANGE IN MAJORITY OF DIRECTORS
April 14, 2025
INTRODUCTION
This Information Statement is being mailed to holders of record at the close of business on March 21, 2025 (the “Record Date”) of shares of our common stock, par value $0.01 per share (“Common Stock”), or Series A preferred stock, par value $0.001 per share (“Series A Preferred Stock”) of FiEE, Inc., a Delaware corporation (“FiEE,” the “Company,” “we,” “us,” or “our”), in connection with the change of control and composition of the board of directors of the Company (the “Board”) in connection with that certain Amended and Restated Securities Purchase Agreement (the “Purchase Agreement”), dated February 18, 2025, by and among Cao Yu, Hu Bin, and Youxin Consulting Limited, a Hong Kong company (collectively, the “Purchasers”), David Lazar (the “Seller”), and the Company. The transactions contemplated by the Purchase Agreement were consummated as of February 18, 2025.
This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.
On the Record Date, there were 4,913,792 shares of our Common Stock and 2,305,357 shares of Series A Preferred Stock issued and outstanding.
THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF
THE SHAREHOLDERS OF FIEE, INC.
NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY.
Pursuant to the Purchase Agreement, the Seller sold to the Purchasers (i) 2,219,447 shares of his Series A Preferred Stock, and (ii) a warrant to purchase up to an additional 2,800,000 shares of Common Stock, with an exercise price equal to $1.00 per share, subject to adjustment therein (collectively, the “Securities”). The Seller also granted a power of attorney to Youxin Consulting Limited with respect to the Seller’s remaining 2,656,980 shares of Common Stock and 85,910 shares of Series A Preferred Stock. Purchasers also purchased certain receivables that the Company owed to Seller (the “Lazar Receivables”). The purchase price for the Securities and the Lazar Receivables was $500,000. The transaction contemplated by the Purchase Agreement closed on February 18, 2025 (the “Closing Date”).
The Purchase Agreement also includes a covenant that, promptly following the closing, the Company will take all actions reasonably necessary to amend its certificate of incorporation to increase the Stated Value (as defined in the certificate of incorporation) of the Series A Convertible Preferred Stock from $1.40 to $2.75 in consideration for cancelling the warrant and forgiving the Lazar Receivables (the “Conversion Increase”).
The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of the Purchase Agreement, which has been filed as Exhibit 10.1 to that certain Current Report on Form 8-K of the Company filed with the SEC on February 24, 2025.
As of the Closing Date, Avraham Ben-Tzvi, Andrew Papanicolau, Matthew McMurdo, Patrick Rivard, and David Natan resigned from the Board, and the Board conditionally appointed Cao Yu and Hu Bin to the Board, subject to the Company’s compliance with Rule 14f-1 and the filing of this Information Statement, to serve alongside David Lazar, who is the Company's sole director as of the date of this Information Statement.
No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require that we mail to our stockholders of Record Date the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors will not occur until at least ten (10) days following the mailing of this Information Statement.

Please read this Information Statement carefully. It describes the terms of the Purchase Agreement and contains certain biographical and other information concerning our new executive officers and directors. All Company filings and exhibits thereto may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC's website at www.sec.gov.
VOTING SECURITIES
As of March 21, 2025, our outstanding capital stock entitled to vote at a meeting of our shareholders included our Common Stock and Series A Preferred Stock. Each share of Common Stock entitles the holder thereof to one vote. Each share of Series A Convertible Preferred Stock is convertible into shares of Common Stock at a ratio of 1.4 shares of common stock for each share of Series A Convertible Preferred Stock, subject to a 19.99% beneficial ownership limitation, and entitles the holder thereof to vote on an as-converted basis, without regard to such beneficial ownership limitation. As of March 21, 2025, there were 4,913,792 shares of our Common Stock and 2,305,357 shares of Series A Preferred Stock issued and outstanding. No vote or other action by our stockholders is required in connection with this Information Statement.
CHANGE OF CONTROL
Pursuant to the Purchase Agreement, the majority of the Board at the closing of the Purchase Agreement changed: Avraham Ben-Tzvi, Andrew Papanicolau, Matthew McMurdo, Patrick Rivard, and David Natan resigned from the Board, and the Board conditionally appointed Cao Yu and Hu Bin to the Board, subject to the Company’s compliance with Rule 14f-1 and the filing of this Information Statement, to serve alongside David Lazar, who is the Company's sole director as of the date of this Information Statement.
DIRECTORS AND EXECUTIVE OFFICERS
Executive Officers and Directors Prior to the Change in Control
The following table sets forth the officers and directors of FiEE, Inc. immediately prior to the February 18, 2025, change-in-control transaction.

Name	Age	Position(s)
David E. Lazar	34	Chief Executive Officer, Chief Financial Officer
Avraham Ben-Tzvi	54	Director
David Natan	71	Director
Andrew Papanicolau	53	Director
Matthew McMurdo	53	Director
Patrick Rivard	44	Director

David E. Lazar. Mr. Lazar served as Chief Executive Officer of the Company, principal executive officer and principal financial officer from August 3, 2024 through February 26, 2025. Mr. Lazar has also served as the Chief Executive Officer of OpGen, Inc., (OTC: OPGN) since March 2024, where he also serves as chairman of the board of directors. Mr. Lazar has also served as the President and a member of the board of directors of LQR House Inc. (NASDAQ: LQR) since October 2024. Mr. Lazar has also served the Chief Executive Officer of Titan Pharmaceuticals Inc. listed on Nasdaq (NASDAQ: TTNP) since August 2022, where he also served as a director and board chairman from August 2022 until October 2023. On August 6, 2024, Mr. Lazar was appointed Chief Executive Officer and to the board of directors of Minim, Inc. (NASDAQ: MINM). Mr. Lazar has successfully served as a custodian to numerous public companies across a wide range of industries, including without limitation, C2E Energy, Inc. (OTCMKTS: OOGI), China Botanic Pharmaceutical Inc. (OTCMKTS: CBPI), One 4 Art Ltd., Romulus Corp., Moveix, Inc., Arax Holdings Corp. (OTCMKTS: ARAT), ESP Resources, Inc. (OTCMKTS: ESPIQ), Adorbs, Inc., Exobox Technologies Corp. (OTCMKTS: EXBX), Petrone Worldwide, Inc. (OTCMKTS: PFWIQ), Superbox, Inc. (OTCMKTS: SBOX), Sino Green Land Corp. (OTCMKTS: SGLA), SIPP International Industries, Inc. (OTCMKTS: SIPN), Cereplast, Inc. (OTCMKTS: CERPQ), Energy 1 Corp. (OTCMKTS: EGOC), ForU Holdings, Inc. (OTCMKTS: FORU), China Yanyuan Yuhui National Education Group, Inc. (OTCMKTS: YYYH), Pan Global Corp. (OTCMKTS: PGLO), Shengtang International, Inc. (OTCMKTS: SHNL), Alternaturals, Inc. (OTCMKTS: ANAS), USA Recycling Industries, Inc. (OTCMKTS: USRI), Tele Group Corp., Xenoics Holdings, Inc. (OTCMKTS: XNNHQ), Richland Resources International Group, Inc. (OTCMKTS: RIGG), AI Technology Group, Inc., Reliance Global Group, Inc. (NASDAQ: RELI), Melt, Inc., Ketdarina Corp., 3D MarkerJet, Inc. (OTCMKTS:

MRJT), Lvpai Group Ltd., Gushen, Inc., FHT Future Technology Ltd., Inspired Builders, Inc., Houmu Holdings Ltd. (OTCMKTS: HOMU), Born, Inc. (OTCMKTS: BRRN), Changsheng International Group Ltd., Sollensys Corp. (OTCMKTS: SOLS), Guozi Zhongyu Capital Holdings Co. (OTCMKTS: GZCC) and Cang Bao Tian Xia International Art Trade Center, Inc. Mr. Lazar currently serves as an Advisor to PROMAX Investments LLC, a position he has held since July 2022, and as an Ambassador at Large for the Arab African Council for Integration and Development, since March 2022. He has also served as the CEO of Custodian Ventures LLC, a company which specializes in assisting distressed public companies through custodianship, since February 2018, and Activist Investing LLC, an actively managed private investment fund, since March 2018. Previously, Mr. Lazar served as Managing Partner at Zenith Partners International Inc., a boutique consulting firm, from July 2012 to April 2018. In his role as Chief Executive Officer of Custodian Ventures LLC, Mr. Lazar has successfully served as a custodian to numerous public companies across a wide range of industries.
Avraham Ben-Tzvi, is the founder of ABZ Law Office, a boutique Israeli law firm specializing in corporate & securities laws, commercial law & contracts, and various civil law matters, as well as providing outsourced general counsel services for publicly traded as well as private companies and corporations, which he established in January 2017. Mr. Ben-Tzvi served as Chief Legal Officer and General Counsel of Purple Biotech Ltd. (formerly Kitov Pharma Ltd.) (NASDAQ/TASE: PPBT), a clinical-stage company advancing first-in-class therapies to overcome tumor immune evasion and drug resistance, from November 2015 until April 2020. Prior to that, Mr. Ben-Tzvi served as General Counsel and Company Secretary at Medigus Ltd. (NASDAQ/TASE: MDGS), a minimally invasive endosurgical tools medical device and miniaturized imaging equipment company, from April 2014 until November 2015. Prior to that he served as an attorney at one of Israel's leading international law firms where, amongst other corporate and commercial work, he advised companies and underwriters on various offerings by Israeli companies listing in the US and on various SEC related filings. Prior to becoming a lawyer, Mr. Ben-Tzvi worked in several business development, corporate finance and banking roles at companies in the financial services, lithium battery manufacturing and software development industries. Between October 15, 2024 and December 19, 2024, Mr. Ben-Tzvi served as a member of the Board of Directors of LQR House, Inc. (NASDAQ: YHC), a company in the wine and spirits e-commerce sector. Between March 25, 2024 and August 2, 2024, Mr. Ben-Tzvi served as a member of the Board of Directors of OpGen, Inc. (OTC: OPGN), a precision medicine company. Between December 2023 and February 2025, Mr. Ben-Tzvi served as a member of the Board of Directors of Minim, Inc. (NASDAQ: MINM), a company which delivered smart software-driven communications products under the globally recognized Motorola brand and Minim® trademark. Since August 2022, Mr. Ben-Tzvi has been serving as a member of the Board of Directors of Titan Pharmaceuticals, Inc. (NASDAQ: TTNP), a pharmaceutical company. Mr. Ben-Tzvi holds a B.A., magna cum laude, in Economics from Yeshiva University in New York and an LL.B., magna cum laude from Sha'arei Mishpat College of Law in Hod HaSharon, Israel. Mr. Ben-Tzvi is a licensed attorney and member of the Israel Bar Association and is also licensed as a Notary by the Israeli Ministry of Justice.
David Natan, currently serves as President and Chief Executive Officer of Natan & Associates, LLC, a consulting firm offering chief financial officer services to public and private companies in a variety of industries, since 2007. From February 2010 to May 2020, Mr. Natan served as Chief Executive Officer of ForceField Energy, Inc. (OTCMKTS: FNRG), a company focused on the solar industry and LED lighting products. From February 2002 to November 2007, Mr. Natan served as Executive Vice President of Reporting and Chief Financial Officer of PharmaNet Development Group, Inc., a drug development services company, and, from June 1995 to February 2002, as Chief Financial Officer and Vice President of Global Technovations, Inc., a manufacturer and marketer of oil analysis instruments and speakers and speaker components. Prior to that, Mr. Natan served in various roles of increasing responsibility with Deloitte & Touche LLP, a global consulting firm. Mr. Natan currently serves as a member of the Board of Directors and Chair of the Audit Committee of Sunshine Biopharma, Inc. (Nasdaq: SBFM), a pharmaceutical and nutritional supplement company, since February 2022. Previously, Mr. Natan has served as a director for the following public companies: Global Technovations, Forcefield Energy, Titan Pharmaceuticals (Nasdaq: TTNP), Minim Inc. (NASDAQ: MINM), Vivakor Inc. (Nasdaq: VIVK), NetBrands Corp. (OTC: NBND), and OpGen Inc. (OTC: OPGN). Mr. Natan holds a B.A. in Economics from Boston University.
Andrew Papanicolau, has been a Defense Industry executive since 2004 managing programs at Raytheon and BAE Systems.  His experience encompasses Financial Planning & Analysis, Corporate Finance, Accounting, Mergers & Acquisitions, Valuation Modeling and Portfolio Management with responsibilities covering all matters of corporations.  Mr. Papanicolau is active in his community serving on the Board of the Manchester Housing and Redevelopment Authority since 2016 and on the Board of Directors of St. George Greek Orthodox Cathedral as Treasurer since 2010. He received his B.S. degree in Finance from Boston College and his M.B.A. degree from Babson College.
Matthew McMurdo, has served as Managing Member of McMurdo Law Group, LLC, a corporate law practice, since 2010. Previously, Mr. McMurdo was a Partner at Nannarone & McMurdo, LLP, a boutique law firm, from 2008 to 2010. In addition, Mr. McMurdo served as General Counsel of Berkley Asset Management LLC, the general partner of a real estate fund focused on opportunistic and distressed real estate assets, from 2011 to 2013. Mr. McMurdo was Of-Counsel at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., from 2007 to 2008 and an associate at Greenberg Traurig, LLP from 2006 to 2007. From August 2022 to April 2024, Mr. McMurdo served on the Board of Directors, of Titan Pharmaceuticals Inc. (NASDAQ: TTNP), where he also served on the audit and nomination committee and is chairman of the compensation committee. From March 2024 to July 2024 Mr. McMurdo served on the Board of Directors, of OpGen, Inc. (NASDAQ/OTC: OPGN). Mr. McMurdo holds a B.S. in Finance from Lehigh University and a J.D., cum laude, from Benjamin N. Cardozo School of Law.
Patrick Rivard, serves as Chief Legal Officer and Partner of American Wealth Protection Legal, PLLC and Chief Operating Officer and Partner of American Wealth Protection Financial, a Registered Investment Advisory Firm. American Wealth Protection PLLC is a law firm and financial advisory firm providing asset protection and wealth management services since 2009. Patrick received his B.A. in Environmental Science and Criminal Justice as well as his Juris Doctorate from Suffolk Law in Boston, Massachusetts.
Executive Officers and Directors Following the Closing Date
Upon the closing of the Purchase Agreement, Cao Yu and Hu Bin were appointed to the Board, subject to the Company’s compliance with Rule 14f-1 and the filing of this Information Statement. On February 26, 2025, David Lazar resigned as the Chief Executive Officer and Chief Financial Officer of the Company, and Li Wai Chung was appointed as the Chief Executive Officer, and Cao Yu was appointed as the Chief Financial Officer of the Company. On March 28, 2025, Li Wai Chung was appointed the President of the Company, and Cao Yu was appointed the Secretary and Treasurer of the Company.

Name	Age	Position
Li Wai Chung	43	Chief Executive Officer and President
Cao Yu	36	Chief Financial Officer, Secretary, Treasurer and Director
Hu Bin	55	Director
David Lazar	34	Director

Li Wai Chung, age 47, is currently a director of Shenzhen Youxin Consulting Management Co., Ltd, an independent non-executive director of Fulu Holdings Limited, a company listed on the Hong Kong Stock Exchange (stock code: 2101) and an independent non-executive director of Taizhou Water Group Co., Ltd, a company listed on the Hong Kong Stock Exchange (stock code: 1542). Mr. Li previously served as the executive director and Chief Financial Officer of Tyfon Culture Holdings Limited from June 2020 to November 2024. Prior to that, Mr. Li served as a partner of Shanghai Yongxuan Venture Capital Management Co., Ltd from October 2017 to October 2018. From August 2016 to September 2017, he served as the general manager of the investment department of Lens Technology Co. Ltd, a company listed on the Shenzhen Stock Exchange (stock code: 300433). He started his career at Deloitte China where he served as an audit manager from October 2000 to April 2006. Mr. Li received a bachelor's degree of business administration in accounting and finance from the University of Hong Kong in November 2000 and a master's degree of business administration from the University of Hong Kong in November 2013.
Cao Yu, age 34, previously served as the treasury director of Taifeng Cultural Communication Co., Ltd where she oversees its financial matters from November 2018 to November 2024. Prior to that, Ms. Cao served as a business manager of Yangfeng Art Exchange Co., Ltd from February 2016 to October 2018. From March 2011 to January 2016, she served as the treasury officer of financial department of Suzhou Industrial Park Xinfushida Plastic Profile Products Co., Ltd.
Hu Bin, age 55, has served as a director of DC International Service Trade GmbH since December 2024. Prior to that, Mr. Hu worked as a freelancer in the tourism industry from April 2001 to October 2024. From April 1994 to October 2000, he served as the general manager of Suzhou Wintime Advertising Co., Ltd. Before that, he served as the general manager of Suzhou Bauhaus Advertising Design Co., Ltd. from August 1992 to April 1994, where he was engaged in computer-aided design and 3D computer animation production. Mr. Hu began his career at Suzhou Advertising Company in October 1989, where he worked as a designer responsible for graphic design, platemaking, printing, and interior decoration. Mr. Hu graduated from Suzhou Academy of Arts in 1989.
Terms of Office
The officers are appointed until their respective successors are duly elected and qualified or until their respective earlier resignation or removal in accordance with the Company's bylaws. The directors are appointed for one-year terms or until their respective successors are duly elected and qualified or until their respective earlier resignation or removal in accordance with the Company's bylaws.
Family Relationships
Our Chief Financial Officer, Secretary, Treasurer and director, Cao Yu, is the niece of our director, Hu Bin. There are no other family relationships between any of the Company's executive officers and directors.
Involvement in Certain Legal Proceedings
To our knowledge, there have been no events under any bankruptcy act, no criminal proceedings and no federal or state judicial or administrative orders, judgments or decrees or findings, no violations of any federal or state securities law, and no violations of any federal commodities law material to the evaluation of the ability and integrity of any director (existing or proposed) or executive officer (existing or proposed), promoter or control person of the Company during the past ten (10) years.
Recent Transactions with Related Persons
Purchase Agreement as of February 18, 2025
Pursuant to the Purchase Agreement, the Seller sold to the Purchasers (i) 2,219,447 shares of his Series A Preferred Stock, and (ii) a warrant to purchase up to an additional 2,800,000 shares of Common Stock, with an exercise price equal to $1.00 per share, subject to adjustment therein. The Seller also granted a power of attorney to Youxin Consulting Limited with respect to the Seller’s remaining 2,656,980 shares of Common Stock and 85,910 shares of Series A Preferred Stock. Purchasers also purchased certain receivables that the Company owed to Seller. The purchase price for the Securities and the Lazar Receivables was $500,000. The transaction contemplated by the Purchase Agreement closed on February 18, 2025.
The Purchase Agreement also includes a covenant that, promptly following the closing, the Company will take all actions reasonably necessary to amend its certificate of incorporation to increase the Stated Value (as defined in the certificate of incorporation) of the Series A Preferred Stock from $1.40 to $2.75 in consideration for cancelling the warrant and forgiving the Lazar Receivables.
The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of the Purchase Agreement, which has been filed as Exhibit 10.1 to that certain Current Report on Form 8-K of the Company filed with the SEC on February 24, 2025.
Loan from Cao Yu to the Company
On March 5, 2025, the Board authorized and approved a loan from Cao Yu, our Chief Financial Officer, Secretary and Treasurer, in the amount of $675,000 to the Company for the Company's operations in the near future. As of April 11, 2025, Cao Yu has funded around $224,000 to the Company from such loan.
Additional Securities Purchase Agreement
On April 10, 2025, the Seller and the Purchasers under the Purchase Agreement, as described above, entered into an Additional Securities Purchase Agreement under which the Seller transferred to the Purchasers 31,258 additional shares of his Series A Preferred Stock. The transfer was made due to a discrepancy between the number of shares of the Company’s common stock that was believed to have been issued and outstanding at closing of the Purchase Agreement on February 18, 2025, and the actual number of shares of the Company’s common stock issued and outstanding on such date that would result in the Purchasers owning less than the agreed 55% of the Company following the Conversion Increase. Therefore, these 31,258 additional shares of Series A Preferred Stock were transferred to the Purchasers for no additional consideration beyond the consideration provided in the Purchase Agreement so that the Purchasers would own the agreed 55% of the Company following the Conversion Increase.
Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons
We do not have any special committee, policy or procedure related to the review, approval or ratification of transactions with related persons that are required to be disclosed pursuant to Item 404(a) of Regulation S-K, other than as required by the Delaware General Corporation Law.
Director Independence
One of the Company's directors, Hu Bin, is considered to be independent, as determined by the standards for director independence set forth in the NASDAQ Marketplace Rules, thus, a majority of the board of directors are not currently independent. The board of directors intends to appoint two (2) additional independent directors in the near future.
Subject to some exceptions, these standards generally provide that a director will not be independent if (a) the director is, or in the past three years has been, an employee of ours; (b) a member of the director's immediate family is, or in the past three years has been, an executive officer of ours; (c) the director or a member of the director's immediate family has received more than $120,000 per year in direct compensation from us other than for service as a director (or for a family member, as a non-executive employee); (d) the director or a member of the director's immediate family is, or in the past three years has been, employed in a professional capacity by our independent public accountants, or has worked for such firm in any capacity on our audit; (e) the director or a member of the director's immediate family is, or in the past three years has been, employed as an executive officer of a company where one of our executive officers serves on the compensation committee; or (f) the director or a member of the director's immediate family is an executive officer of a company that makes payments to, or receives payments from, us in an amount which, in any twelve-month period during the past three years, exceeds the greater of $1,000,000 or two percent of that other company's consolidated gross revenues.
Board Meetings; Annual Meeting Attendance
The Board met a total of 9 times during its fiscal year ended December 31, 2024. 100% of our then directors attended our annual stockholders' meeting held on February 27, 2024.
Holders of our securities can send communications to the Board via mail or telephone to the Secretary at the Company's principal executive offices. The Company has not yet established a policy with respect to our directors' attendance at the annual meetings. A stockholder who wishes to communicate with the Board may do so by directing a written request addressed to our Chief Executive Officer at the address appearing on the first page of this Information Statement.
Committees of the Board of Directors
Our Common Stock is currently suspended from trading on the Nasdaq and is trading on the over-the-counter market, and we do not have board committees. At this point, the Board performs the functions of the audit committee. However, the Company plans to establish an independent audit committee, compensation committee and nomination committee pursuant to the Nasdaq listing rules in connection with seeking re-listing on Nasdaq.
Leadership Structure and Role in Risk Oversight
Li Wai Chung serves as the Company's Chief Executive Officer and President. Cao Yu serves as Chief Financial Officer, Secretary, Treasurer and Director. At present, the Company has determined that this leadership structure is appropriate for the Company.
Management is responsible for managing the risks that the Company faces. The Board is responsible for overseeing management's approach to risk management that is designed to support the achievement of organizational objectives, to improve long-term organizational performance and enhance stockholder value. The involvement of the full Board in reviewing our strategic objectives and plans is a key part of the Board's assessment of management's approach and tolerance to risk. A fundamental part of risk management is not only understanding the risks a company faces and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for us. In setting our business strategy, our Board assesses the various risks being mitigated by management and determines what constitutes an appropriate level of risk for us.
Legal Proceedings
To our knowledge, none of our current directors or executive officers has, during the past ten years:
•	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
•
had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

•
been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

•
been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

•
been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

•
been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Except as set forth in our discussion in “Recent Transactions with Related Persons” above, none of our directors or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.
Shareholder Communication with the Board
Shareholders may send communications to the Board by writing to FiEE, Inc., Flat A1, 29/F, Block A, TML Tower, 3 Hoi Shing Road, Tsuen Wan, Hong Kong, Attention: Board of Directors.
Executive Compensation
The information required is incorporated herein by reference from the Company's Proxy Statement, which will be filed with the SEC within 120 days after the end of our 2024 fiscal year pursuant to Regulation 14A for our 2025 Annual Meeting of Stockholders. See also our discussion in “Recent Transactions with Related Persons” above.
Compensation of Directors
The information required is incorporated herein by reference from the Company's Proxy Statement, which will be filed with the SEC within 120 days after the end of our 2024 fiscal year pursuant to Regulation 14A for our 2025 Annual Meeting of Stockholders. See also our discussion in “Recent Transactions with Related Persons” above.

Employment Agreements
The Company's newly appointed officers and directors are entitled to compensation for their service to the Company, and the new appointed officers are expected to enter into employment agreements with the Company in the near future.
Security Ownership of Certain Beneficial Owners and Management
The following table sets forth certain information, as of April 11, 2025, that are beneficially owned by (i) each person or entity known to us to be the beneficial owner of more than 5% of the outstanding Common Stock; (ii) each officer and director of our Company; and (iii) all officers and directors as a group. Information relating to beneficial ownership of Common Stock by our principal stockholders is based upon information furnished by each person using “beneficial ownership” concepts under the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within sixty (60) days. To calculate a stockholder’s percentage of beneficial ownership of common stock, we must include in the numerator and denominator those shares of Common Stock underlying convertible securities that such stockholder is considered to beneficially own. Shares of Common Stock underlying convertible securities held by other stockholders, however, are disregarded in this calculation. Therefore, the denominator used in calculating beneficial ownership of each of the stockholders may be different.
Under the rules of the SEC, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he/she may not have any pecuniary beneficial interest.
The information contained in this table is based upon information received from or on behalf of the named individuals or from publicly available information and filings by or on behalf of those persons with the SEC.

Name and Address of Beneficial Owner	Title	Beneficially owned	Percent of Class
Officers and Directors
Li Wai Chung(1)	Chief Executive Officer	3,382,747	60.0%
Cao Yu(2)	Chief Financial Officer	3,029,646	38.1%
David Lazar(3)	Director	2,758,493(3)	55.3%
Officers and Directors as a Group (total of 3 persons)		6,437,393	74.3%

5% Stockholders
Hu Bin(4)		2,272,087	31.6%
Youxin Consulting Limited(1)		3,382,747	60.0%

(1)
Includes shares owned or controlled by Youxin Consulting Limited, an entity wholly controlled by Li Wai Chung, that consist of (i) 245,553 shares of Series A Convertible Preferred Stock, which are convertible into shares of Common Stock at a current ratio of 1.4 shares of Common Stock for each share of Series A Convertible Preferred Stock, (ii) a warrant to purchase up to an additional 305,480 shares of common stock, par value $0.01 per share, with an exercise price equal to $1.00 per share, subject to adjustment therein, which shall be cancelled upon the completion of the Conversion Increase, as described under Recent Transactions with Related Persons, and (iii) 2,656,980 shares of Common Stock and 54,652 shares of Series A Convertible Preferred Stock, which are convertible into shares of common stock at a current ratio of 1.4 shares of common stock for each share of Series A Convertible Preferred Stock (see footnote (3) below on further details regarding the shares described in (iii)).

(2)
Includes (i) 1,145,833 shares of Series A Convertible Preferred Stock, which are convertible into shares of Common Stock at a current ratio of 1.4 shares of common stock for each share of Series A Convertible Preferred Stock, and (ii) a warrant to purchase up to an additional 1,425,480 shares of Common Stock, with an exercise price equal to $1.00 per share, subject to adjustment therein, which shall be cancelled upon the completion of the Conversion Increase, as described under Recent Transactions with Related Persons.

(3)
Includes the 2,656,980 shares of Common Stock and 54,652 shares of Series A Convertible Preferred Stock, which are convertible into shares of common stock at a current ratio of 1.4 shares of common stock for each share of Series A Convertible Preferred Stock, as described in (iii) of footnote (1) above. David Lazar has granted to Li Wai Chung, through his wholly controlled entity Youxin Cousulting Limited, as security for the completion of the Conversion Increase, the power to vote and exercise all voting and related rights with respect to his shares as described in this footnote (3) and (iii) of footnote (1) above. This arrangement will terminate after the Conversion Increase is effected and David Lazar, at that point, will again have sole voting and dispositive power over his shares.

(4)	Includes (i) 859,319 shares of Series A Convertible Preferred Stock, which are convertible into shares of Common Stock at a current ratio of 1.4 shares of common stock for each share of Series A Convertible Preferred Stock, and (ii) a warrant to purchase up to an additional 1,069,040 shares of Common Stock, with an exercise price equal to $1.00 per share, subject to adjustment therein, which shall be cancelled upon the completion of the Conversion Increase, as described under Recent Transactions with Related Persons.
Changes in Control
The Company does not currently have any additional arrangements, which if consummated, may result in a change of control of our Company.
NO DISSENTERS' RIGHTS
This Information Statement is being provided for informational purposes only and does not relate to any meeting of stockholders. As a result, no dissent or appraisal rights are triggered by anything contemplated in connection with the Purchase Agreement or resignation of directors.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We file periodic reports with the SEC. You may obtain a copy of these reports by accessing the SEC's website at http://www.sec.gov. You may also send communications to the Board at: FiEE, Inc., Flat A1, 29/F, Block A, TML Tower, 3 Hoi Shing Road, Tsuen Wan, Hong Kong, Attention: Board of Directors. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

FiEE, Inc.

Dated: April 14, 2025	By:	/s/ Li Wai Chung
Li Wai Chung
Chief Executive Officer